Exhibit 1.01

Conflict Minerals Report

Capri Holdings Limited has included this Conflict Minerals Report as an exhibit to its Form SD in respect of the calendar year ended December 31, 2022 (“calendar 2022”) as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2023.

Unless the context indicates otherwise, the terms “we,” “its,” “us,” “our” and the “Company” refer to Capri Holdings Limited and its consolidated subsidiaries. As used herein, “Conflict Minerals” or “3TG” are cassiterite (tin), columbite-tantalite (tantalum), gold and wolframite (tungsten), without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

The statements in this document that refer to plans and expectations for future periods are forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based on management’s current expectations. Words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “may,” “will,” “should,” “intends,” “could,” “would,” “might” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups. You should not place undue reliance on such statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, which could cause the Company’s actual results to differ materially from those indicated in these forward-looking statements. These risks and uncertainties may include, but are not limited to, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners (“SORs”) and other market participants responsibly source 3TG, and political, regulatory and economic developments, whether in the Democratic Republic of the Congo (“DRC”) region (the “Covered Countries”), the United States or elsewhere. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by applicable laws or regulations.

Applicability of the Conflict Minerals Rule to Our Company

We are a global fashion luxury group, consisting of iconic brands that are industry leaders in design, style and craftsmanship, led by a world-class management team and renowned designers. Our brands cover the full spectrum of fashion luxury categories including women’s and men’s accessories, footwear and ready-to-wear as well as wearable technology, watches, jewelry, eyewear and a full line of fragrance products. In-scope product information in respect of calendar 2022 is provided under “Product Information” below. We believe that we are subject to the Conflict Minerals Rule because some of the products that we contract to manufacture may contain 3TG that are necessary to the functionality or production of such products.

Through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below. With the exception of one directly owned facility located in Pistoia, Italy, we contracted to manufacture, but did not directly manufacture, products during calendar 2022. We did not directly source 3TG from mines or SORs during calendar 2022, and are many levels removed from these market participants. The efforts undertaken to identify the origin of 3TG in our products reflect our circumstances and position in the supply chain, and we work with our direct suppliers so that they may provide us with accurate information about the origin of necessary 3TG minerals in the products that we manufacture or contract to manufacture.

Our Conflict Minerals Policy

We are opposed to human rights abuses such as those that are occurring in connection with the mining of certain minerals from locations in the DRC. We also take our obligations under U.S. Securities and Exchange Commission regulations and the laws in countries in which we operate seriously, including our compliance obligations under the Conflict Minerals Rule. In addition, we are committed to principles of ethical business practice and recognition of the dignity of others, including the responsible sourcing of 3TG, and we expect that our suppliers share this commitment.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a Company policy (the “Conflict Minerals Policy” or “Policy”) for determining the use and origin of 3TG in our supply chain. Our Conflict Minerals Policy is available on our website at www.capriholdings.com under the caption “Responsibility”. The information contained on our website is not incorporated by reference into this Conflict Minerals Report or the Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	put in place procedures for the traceability of 3TG;

2.

cooperate with our 3TG due diligence process, including by providing us, from time to time, with written certifications and other information concerning the origin of 3TG included in products and/or components supplied to us;

3.	maintain reviewable business records supporting the source of 3TG;

4.

adopt policies and procedures with respect to 3TG consistent with our Conflict Minerals Policy and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (collectively, the “OECD Guidance”), including the adoption of a risk mitigation strategy to respond to identified risks in the supply chain, and communicate such policies and procedures to their personnel, direct suppliers and indirect suppliers; and

5.	require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

We do not support the embargoing of responsibly sourced 3TG from the Covered Countries or other conflict-affected and high-risk areas.

In addition, our Code of Conduct for Business Partners (the “Supplier Code of Conduct”) indicates that we encourage our suppliers that use 3TG that are necessary to the functionality or production of products that we manufacture or contract to manufacture, to source product in a socially and environmentally responsible manner and in accordance with our Conflict Minerals Policy. The Supplier Code of Conduct is available on our website at www.capriholdings.com under the caption “Responsibility”.

Reasonable Country of Origin Inquiry

As required by the Conflict Minerals Rule, for calendar 2022, we conducted a “reasonable country of origin inquiry” (“RCOI”). We designed our RCOI in good faith to determine the origin of 3TG that are necessary to the functionality or production of products that we contract to manufacture. The results of our RCOI are discussed below in this Conflict Minerals Report. To the extent applicable, for our RCOI, we utilized the same processes and procedures as for our due diligence, particularly Steps 1 and 2 of the OECD Guidance design framework, which are described below in this Conflict Minerals Report.

We determined which of our products were in-scope or potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries and other information known to us. We also considered the degree of influence that we exercised over the materials, parts and components of the products. Our outreach included 329 suppliers that produce in-scope or potentially in-scope products (the “Suppliers”).

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we exercised due diligence for calendar 2022. These due diligence efforts are discussed below.

Due Diligence Program Design and Execution

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance.

Selected Elements of Compliance Program

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our compliance program are discussed below. However, these are not all of the discrete elements of the program that we have put in place to provide for the responsible sourcing of 3TG contained in our products. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.

We have a Conflict Minerals Policy and Supplier Code of Conduct, as described earlier in this Conflict Minerals Report. The Conflict Minerals Policy is communicated internally by email and Intranet. The Conflict Minerals Policy is also communicated to suppliers utilizing our web-based compliance management software and is posted on our website.

b.

We have a team under the Senior Vice President, General Counsel and Chief Sustainability Officer charged with managing our 3TG compliance program. The following functional areas are represented on the working group: Global Social Compliance; Production/Licensing; Internal Audit; and Legal. Appropriate members of these functional areas are educated on the Conflict Minerals Rule, the OECD Guidance, our Policy and our compliance program, including the procedures for reviewing and validating supplier responses to our inquiries.

c.	We have a Standard Operating Procedure that contains standard processes, timelines and communications for our compliance with the Conflict Minerals Rule.

d.	We utilize the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to identify SORs in our supply chain.

e.	Supplier requests for a completed CMRT are accompanied by the Conflict Minerals Policy or include a link to the Policy.

f.

We consider on an ongoing basis whether any suppliers may benefit from receiving training or orientation materials concerning the Conflict Minerals Rule, the OECD Guidance, the Conflict Minerals Policy and/or our survey process. If so, we arrange for the relevant supplier(s) to receive those materials and/or recommend training or informational resources to those supplier(s).

g.

We maintain records relating to 3TG due diligence, including records of our due diligence processes, findings and resulting decisions, in an electronic database. Our policy is to maintain these records for at least five years.

h.

We have an anonymous email mailbox for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. The email address is conflictmineralscompliance@capriholdings.com. We also have a confidential hotline through which parties may report violations. The country-specific hotline telephone numbers available on our website at www.capriholdings.com under the caption “Responsibility”. The foregoing serve as our grievance reporting mechanisms.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.

We requested through our web-based compliance management software that the Suppliers provide us with information, through the completion of a CMRT, concerning the usage and source of 3TG in their products as well as their related compliance efforts. We sent requests to 329 Suppliers to provide us with a completed CMRT. We followed up by email or phone with all Suppliers that did not respond to the request within the specified time frame. We requested that the Suppliers furnish us with a completed template at the product level. We received responses from approximately 98.4% of the Suppliers.

b.

We reviewed the responses received from the Suppliers for completeness, accuracy, reasonableness, credibility and “red flags” using written guidelines that we have developed. We followed up by email or phone with the Suppliers that submitted a response that was rejected under our written guidelines, requesting the Supplier submit an updated or corrected CMRT.

c.

SOR information provided by the Suppliers was reviewed against the Smelter Look-up tab list of the CMRT. To the extent that a SOR identified by a Supplier was not on that list, we took additional steps to attempt to determine whether the listed entity is a SOR.

d.

SOR information provided by the Suppliers also was reviewed against the list of Conformant (as later defined) SORs published by the RMI. To the extent that a SOR identified by a Supplier was not listed as Conformant by the RMI, we requested further information from the Supplier or consulted publicly available information to determine whether the SOR obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in a Covered Country.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our 3TG compliance team reported the findings of its supply chain risk assessment to our Senior Vice President, General Counsel and Chief Sustainability Officer.

b.

If our due diligence does not result in a reasonable belief that the applicable 3TG originated outside of the Covered Countries or came from recycled or scrap sources, we assess the risk that the 3TG may benefit armed groups in the Covered Countries.

c.

Under our written procedures, risk mitigation measures include escalation of the supplier inquiry process, working with the supplier to establish a corrective action plan and possible termination of the supplier relationship.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

To that extent that SORs of 3TG in our supply chain are identified to us, we utilize and rely on information made publicly available by the RMI concerning independent third-party audits of SORs to assess SOR due diligence and to determine whether the SOR is Conformant.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We file a Form SD and a Conflict Minerals Report with the U.S. Securities and Exchange Commission and make these documents available on our website.

Product Information; Identified Smelters and Refiners

For calendar 2022, the following categories of products that may include tin, tantalum, tungsten and/or gold were potentially in-scope:

•	women’s and men’s accessories, including handbags and small leather goods

•	footwear

•	ready-to-wear, including womenswear, menswear, swimwear and outerwear

•	wearable technology

•	watches

•	jewelry

•	eyewear

•	home furnishings

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (the “Annual Report”). The information contained in our Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of this report or the Form SD.

We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT at the product level and through the other measures described in this Conflict Minerals Report.

In connection with our RCOI or due diligence, as applicable, the Suppliers identified to us the number of facilities listed below as potentially having processed the necessary 3TG contained in our potentially in-scope products for calendar 2022. Due to our position in the supply chain, we rely on the Suppliers for accurate SOR information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our potentially in-scope products for calendar 2022. Most of our Suppliers provided company level CMRT declarations rather than product level declarations. Therefore, we do not know if the SORs identified in these declarations relate specifically to products those Suppliers made for us, and given the large number of identified SORs, we believe that the SOR list provided by that Supplier is likely over-inclusive.

The table indicates each of the number of identified and conformant SORs by metal. Please see the notes that accompany the table for additional information concerning the data in the table.

Metal	Known SORs	Conformant SORs
	Total	Total	% of Known SORs
Tantalum	34	32	94%
Tin	56	51	91%
Tungsten	41	34	83%
Gold	102	92	90%

Total	233	209	90%

We note the following in connection with the information in the table:

(a)

Not all of the included SORs may have processed the necessary 3TG contained in our in-scope products. Some Suppliers may have reported SORs that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the SORs reflected above may not include all of the SORs in our supply chain, since some Suppliers did not identify all of the SORs used to process the necessary 3TG content contained in our in-scope products and because not all Suppliers responded to our inquiries, as discussed above.

(b)	All compliance status information in the table is as of May 8, 2023. Compliance status is based on information published by the RMI, without independent verification by us.

(c)	A SOR is a “Known SOR” if it is listed on the Smelter Look-up tab list of the CMRT.

(d)

“Conformant” means that a SOR has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included SORs were not necessarily Conformant for all or part of calendar 2022 and may not continue to be Conformant for any future period. The RMI notes on its website that the operational impacts of COVID-19 have led to postponements of some RMAP assessments. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, SORs are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

The countries of origin of the 3TG processed by the Conformant SORs included above may include the countries listed below, as well as possibly other countries. In addition, some of the Conformant SORs may have processed 3TG originating from recycled or scrap sources.

Argentina

Australia

Austria

Azerbaijan

Benin

Bolivia

Botswana

Brazil

Burkina Faso

Burundi*

Cambodia

Canada

Chile

China

Chinese Taipei

Colombia

Congo, Democratic Republic of the*

Dominican Republic

Ecuador

Egypt

Ethiopia

Fiji

Finland

France

French Guiana Georgia

Ghana

Guatemala

Guinea

Guyana

Honduras

India

Indonesia

Ivory Coast (Côte d’Ivoire)

Japan

Kazakhstan

Kenya

Korea, Republic of

Kyrgyzstan

Laos

Liberia

Malaysia

Mali

Mauritania

Mexico

Mongolia

Morocco

Mozambique

Myanmar

Namibia

New Zealand Nicaragua

Niger

Nigeria

Oman

Panama

Papua New Guinea

Peru

Philippines

Portugal

Russian Federation

Rwanda*

Saudi Arabia

Senegal

Serbia

Sierra Leone

South Africa

South Korea

Spain

Sudan

Suriname

Sweden

Tanzania*

Thailand

Turkey

Uganda*

United Kingdom of Great Britain and Northern Ireland

United States of America

Uzbekistan

Venezuela

Vietnam

Zambia*

Zimbabwe

*	Represents a Covered Country.

Additional Risk Mitigation Efforts

We intend to take the following additional steps in respect of the calendar year ending December 31, 2023 (“calendar 2023”) to mitigate the risk that our necessary in-scope 3TG benefit armed groups, to the extent applicable:

1.	Encourage Suppliers that provided company-level information for calendar 2022 to provide product level information for calendar 2023 through ongoing outreach with these Suppliers.

2.	Engage with Suppliers that provided incomplete responses or that did not provide responses for calendar 2022 to provide requested information for calendar 2023.

3.	Provide additional materials, informational resources and/or training to selected suppliers.

4.

Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of our Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

All of the foregoing steps are in addition to the steps that we took in respect of our calendar 2022 inquiry described earlier in this Conflict Minerals Report, which we intend to continue to take in respect of our calendar 2023 inquiry to the extent applicable.